FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For the month of July

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                 EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Waterford Wedgwood Plc

Re: Holding in Company

22 July 2005


A letter from Waterford Wedgwood Plc dated 21 July 2005 to the Irish Stock Exchange, received by the Irish Stock Exchange on the 22 July 2005.




21 July 2005


Dear Sirs

SIR ANTHONY O'REILLY, LADY O'REILLY AND OTHERS
IRISH COMPANIES ACT 1990 PART IV AND UK COMPANIES ACT 1985 PART X

NOTIFICATION OF INTEREST IN STOCK UNITS OF AND IN WATERFORD WEDGWOOD PLC / WATERFORD WEDGWOOD UK PLC- ORDINARY SHARES OF EURO 0.06 EACH IN WATERFORD WEDGWOOD PLC AND INCOME SHARES OF STG 0.01 IN WATERFORD WEDGWOOD U.K. PLC ("WW UNITS")

Capacity of this firm

We are the duly authorised agents of all the persons whose names and addresses are set out in the schedule to this letter (the "Notifying Parties").

Purpose of this letter

The purpose of this letter is:

* In fulfilment of the obligation imposed by Section 53 of the Irish Companies Act, 1990 and Section 324 of the UK Companies Act 1985 to notify WW of interest in WW Units of those notifying parties who are directors of WW; and

* In fulfilment of the obligation imposed by Section 67 of the Irish Companies Act, 1990 and Sections 198 to 208 of the UK Companies Act 1985 to notify WW of the interest of notifying parties and the interest of persons with whom they may be considered to be acting (within the meaning of Section 73 of the Companies Act 1990) in WW Units; and

* In fulfilment of any other obligation imposed by law or regulation to disclose to the addressees of this letter any of the information contained in it.

Notifying Party                Number   of  WW  Units  in  Registered holder(s)
                               which interest exists

Sir  Anthony O'Reilly and      148,719,490                 Albany Hill Limited
Lady O'Reilly
                               3,726,021                   Indexia Holdings Limited

                               716,421,564                 Stoneworth Investment
                                                           Limited

Stoneworth Investment Limited  716,421,564                 Stoneworth Investment
                                                           Limited


Yours faithfully




MATHESON ORMSBY PRENTICE

SCHEDULE

Notifying Parties


Sir Anthony O'Reilly, Lissadel, Lyford Cay, Nassau, Bahamas

Lady O'Reilly, Lissadel, Lyford Cay, Nassau, Bahamas

Albany Hill Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Stoneworth Investment Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Indexia Holdings Limited, 2 Agapinoros Street, Iris Tower, 6th Floor, Office 602, Nicosia 1076, Cyprus






21 July 2005




Dear Sirs

MR PETER JOHN GOULANDRIS AND OTHERS
IRISH COMPANIES ACT 1990 PART IV AND UK COMPANIES ACT 1985 PART X

NOTIFICATION OF INTEREST IN STOCK UNITS OF AND IN WATERFORD WEDGWOOD PLC / WATERFORD WEDGWOOD U.K. PLC - ORDINARY SHARES OF EUR0.06 EACH IN WATERFORD WEDGWOOD PLC AND INCOME SHARES OF STG 0.01 EACH IN WATERFORD WEDGWOOD U.K. PLC ("WW UNITS")

Capacity of this firm

We are the duly authorised agents of all the persons whose names and addresses are set out in the schedule to this letter (the "Notifying Parties").

Purpose of this letter

The purpose of this letter is:

* In fulfilment of the obligation imposed by Section 53 of the Irish Companies Act, 1990 and Section 324 of the UK Companies Act 1985 to notify WW of interest in WW Units of those notifying parties who are directors of WW; and

* In fulfilment of the obligation imposed by Section 67 of the Irish Companies Act, 1990 and Sections 198 to 208 of the UK Companies Act 1985 to notify WW of the interest of notifying parties and the interest of persons with whom they may be considered to be acting (within the meaning of Section 73 of the Companies Act 1990) in WW Units; and

* In fulfilment of any other obligation imposed by law or regulation to disclose to the addressees of this letter any of the information contained in it.


Notifying Party                Number of WW Units in       Registered holder(s)
                               which interest exists

Peter John Goulandris          148,719,490                 Albany Hill Limited

                               150,567,984                 Araquipa International
                                                           Limited

                               51,094,206                  Cressborough Holdings
                                                           Limited
                               716,421,564                 Stoneworth Investment
                                                           Limited

Stoneworth Investment Limited  716,421,564                 Stoneworth Investment
                                                           Limited




Yours faithfully




MATHESON ORMSBY PRENTICE







SCHEDULE

Notifying Parties


Peter John Goulandris, PO Box CB 12379, Nassau, Bahamas

Albany Hill Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Araquipa International Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Cressborough Holdings Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas

Stoneworth Investment Limited, Lyford Manor, Lyford Cay, Nassau, Bahamas



This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Waterford Wedgwood PLC
                                                           (Registrant)



                                                       By: Patrick Dowling
                                                         (Signature)*



Date: 22 July 2005